Via EDGAR and Facsimile – 202.772.9368

January 14, 2008

Ms. Carmen Moncada-Terry
Attorney Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., N.E., Mail Stop 4561
Washington, DC  20549

Re:          St. Mary Land & Exploration Company
Definitive Proxy Statement on Schedule 14A
Filed April 10, 2007
File No. 001-31539

Dear Ms. Moncada-Terry:

On behalf of St. Mary Land & Exploration Company (the “Company”), submitted below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 14, 2007, regarding the above-referenced filing.  For your convenience, we have reproduced the comment below in bold text and incorporated our response in normal text below the comment.

Net Profits Interest Bonus Plan, page 14

1.
You note that the Compensation Committee may adjust the participation percentages assigned to the individuals identified in your response and that this may result in an individual being assigned a zero participation percentage.  Please discuss the circumstances in which the Compensation Committee may decide to make upward or downward adjustments to the percentage of participation, and specify whether the participation percentage of any of the named executive officers has been adjusted.

Response

Supplementally, we inform the Staff that there were no significant upward or downward adjustments to the calculated participation percentages for the named executive officers in the 2007 Proxy Statement.  Please be aware that the percentage participation of an individual in a particular Net Profits Interest Bonus Plan (”NPP”) pool year (“NPP Pool”) is not determinable until after the year end and the number of participants is known to the Company.  As a result, the percentage participation for our named executive officers varies each year based on the calculations described in the excerpt presented below.

Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission
January 14, 2008

We believe that the two items reproduced below from our supplemental and proposed prospective disclosure provided on pages 13 and 14 of our response letter dated September 19, 2007, include sufficient additional information regarding the determination of the participation percentages for our named executive officers.

“The participation in a pool is determined based on a combination of each participant’s relative weighted salary, performance of the region, and the capital intensity attributed to the region in which an individual works.”

“Consistent with the reasoning for the amount of the equity bonus component of compensation for selected individuals, the NPP is designed to reflect that senior management is primarily responsible for the profitable operations and investments of the Company.  Accordingly, the relative weighted salaries of the President and Chief Executive Officer, and the Executive Vice President and Chief Operating Officer, are 100 percent of their actual base salaries and the relative weighted salaries of all other executive officers are two-thirds of actual base salaries.”

To the extent there are adjustments by the Compensation Committee that occur in a future period, we will ensure that they are adequately disclosed.  In connection therewith, it should be noted that, as disclosed by the Company in a Form 8-K filed on December 21, 2007, the 2007 NPP Pool will be the last pool established by the Company.

As further supplemental information, although the proposed prospective disclosure states that adjustments can result in a zero participation percentage, in fact only non-officer level employees have been reduced to zero in recent years. Historically, these cases have been the result of situations where an eligible employee’s individual performance has not warranted making a participation grant in a particular pool year.  However, since this possibility exists for named executive officers if the Compensation Committee determines it to be appropriate, it was included simply to be fulsome in the disclosure.  To the extent that these or other circumstances may result in the Compensation Committee deciding to make adjustments to an NPP Pool participation percentage for a named executive officer in a manner different from the proposed prospective disclosure in the upcoming Proxy Statement, appropriate discussion will be included in the document.

Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission
January 14, 2008

Closing Comments

In connection with our response to the Staff’s comment, the Company acknowledges that.

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our explanations and our proposal to enhance future disclosures.

Please contact me at (303) 863-4334 with any further questions.

Sincerely,

/s/ DAVID W. HONEYFIELD
David W. Honeyfield
Senior Vice President – Chief Financial Officer & Secretary

cc:           Barbara M. Baumann, Chairperson of the Compensation Committee of the
St. Mary Land & Exploration Company Board of Directors